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EXHIBIT 99(a)(1)(ii)

[LMC LOGO]

        May 24, 2005

Dear Eligible Holder:

        Liberty Media Corporation ("Liberty") is offering (the "Offer") to purchase from eligible holders any and all outstanding options (the "Eligible Options") to purchase shares of its Series A common stock granted under the following plans:

  •
  the Liberty Livewire Corporation 2001 Incentive Plan, as amended through the date hereof; and

  •
  the Four Media Company 1997 Stock Plan, as amended through the date hereof.

        The purchase price Liberty is offering per Eligible Option is equal to (i) the number of shares of Liberty's Series A common stock underlying such option, times (ii) the amount per underlying share with respect to such option as set forth on Schedule B to the Offer to Purchase, dated May 24, 2005 (the "Offer to Purchase"), a copy of which is included with this letter. We will send to you under separate cover a personal option status statement detailing the current Eligible Options you have.

        You may participate in the Offer described in the attached Offer to Purchase if (i) you are an employee, consultant or independent contractor of Ascent Media Group, Inc. ("Ascent"), or any of its subsidiaries, on May 24, 2005, and remain so through the date that the Offer expires and (ii) you hold at least one Eligible Option on the expiration date of the Offer.

        The Offer is being made upon the terms and subject to the conditions of the Offer to Purchase and the attached Election Form. The Offer to Purchase contains important information about the Offer, including a detailed description of the terms of the Offer, who may participate, the procedures for tendering Eligible Options and the conditions of the Offer. The Election Form is a letter from you to us indicating which Eligible Options you elect to tender pursuant to the Offer. Please read the materials carefully and understand all aspects of the Offer before deciding whether to participate. Please note that, if you decide to accept the Offer, we must receive your properly-submitted Election Form by 9:00 p.m., Pacific Time, on Tuesday, June 21, 2005, unless the expiration date is extended.

        This is a one-time, voluntary stock option purchase program. We make no recommendations as to whether you should tender your Options, and we encourage you to consult with financial, legal and/or tax advisors prior to making any decision. If you have any questions about the offer, please contact Debbie Watkins of Liberty at (720) 875-4317 or Sharon Meymarian of Ascent at (310) 434-7053.

Sincerely,
[NAME] [TITLE]

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  EXHIBIT 99(a)(1)(ii)